1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of July 2006

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X        Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):              )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page

1.1	Announcements dated July 7, 2006	4

FORWARD-LOOKING STATEMENTS

The Announcement of TOM Online Inc. (the “Company”), constituting Exhibit 1.1 to this Form 6-K, contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: July 7, 2006	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

3

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 2383)	(Stock Code: 8282)

JOINT ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules and Rule 17.10 of the GEM Listing Rules.

The respective boards of directors of TOM Group and TOM Online wish to inform the public of the potential impact of the policy changes for all subscription services on CMCC’s Monternet platform on TOM Online’s wireless Internet business.

The respective shareholders of TOM Group and TOM Online and public investors are advised to exercise caution when dealing in the shares of TOM Group and TOM Online.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and Rule 17.10 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM Listing Rules”).

The respective boards of directors of TOM Group Limited (“TOM Group”) and TOM Online Inc. (“TOM Online’) announce that TOM Online received today a notice on policy changes for all subscription services on China Mobile’s (“CMCC”) Monternet platform. The changes, which are to be implemented under the policy directives of China’s Ministry of Information Industry, aim to address a number of issues, including reducing customer complaints, increasing customer satisfaction and promoting the healthy development of Monternet.

Key details of these new policies include:

•	Monthly trial period and double reminders for new subscriptions (July 2006 implementation) – For all subscription services (including SMS, MMS and WAP) on Monternet, CMCC will offer a one-month free trial period to new subscribers, where they will be given two reminders: the first at the time of service registration and the second at the end of the free trial period. For new users subscribing to services on or before the 20th day of any month, the content fee for the first month will be waived. For users subscribing on or after the 21st day to the end of any month, content fees for that month and the following month will be waived. Implementation of this new service standard is expected to begin in July. Currently, CMCC sends one reminder immediately after the subscription is ordered and the free trial period is three to eleven days.

•	Existing user subscription reminders (August to September 2006 implementation) – From August to September, depending on provincial operators’ own work schedules, CMCC and its provincial subsidiaries plan to gradually send SMS reminders to existing WVAS subscribers about their subscriptions and fees being charged. Some provincial subsidiaries of CMCC including Guangdong Mobile, one of CMCC’s largest provincial subsidiaries, will not charge subscription fees to existing customers’ phone bills unless these customers reply to the reminders to confirm their subscriptions. In addition, it is expected that each provincial subsidiary of CMCC will begin to cancel existing WAP subscriptions which have been inactive for more than four months.

Although TOM Online is currently in the process of making a detailed assessment of the potential impact of these new policies on its wireless Internet business, it believes the impact will be negative and significant. Based on TOM Online’s current and preliminary assessment, it believes these new policies could impact its business in three key areas: namely 1) the new policies would likely reduce the effectiveness of TOM Online’s existing subscriber acquisition campaigns, 2) increased churn of monthly subscription base during the period of sending subscription reminders to existing users, and 3) based on historical operating data, the new policies have the potential to shorten TOM Online’s average subscription duration (from when subscribers sign up for service to when they cancel) to less than the current range of about 3-months, due to the addition of a free trial period. TOM Online believes CMCC’s new policies are aimed at creating a more regulated industry environment to lower customer complaints and increase user satisfaction. Although user subscriptions will be affected in the near term, the industry’s overall development is likely to benefit in the longer term.

TOM Online believes the actual policies changes announced today by CMCC (as highlighted above) could have an impact significantly more negative than previously envisaged.

TOM Online is assessing and will continue to assess the impact of the new policies and their implementation on its business.

Wireless Internet revenues made up roughly 94% of TOM Online’s total revenues in the first quarter of 2006.

The respective shareholders of TOM Group and TOM Online and public investors are advised to exercise caution when dealing in the shares of TOM Group and TOM Online.

By Order of the Board	By Order of the Board
TOM GROUP LIMITED	TOM ONLINE INC.
Pessy Yu	Pessy Yu
Company Secretary	Company Secretary

Hong Kong, 7 July 2006

As at the date hereof, the directors of TOM Group are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Ms. Tommei Tong	Mr. Frank Sixt (Chairman)	Mr. Henry Cheong
Ms. Angela Mak	Ms. Debbie Chang	Ms. Anna Wu
	Mrs. Susan Chow	Mr. James Sha
Mr. Edmond Ip
Mrs. Angelina Lee
Mr. Wang Lei Lei

As at the date hereof, the directors of TOM Online are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

*	for identification purpose

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock Code: 8282)

ANNOUNCEMENT

The Board noted today’s decreases in the price and increases in trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such decreases in share price and increases in trading volume save as disclosed in the Joint Announcement.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted today’s decreases in the price and increases in trading volume of the shares of TOM Online Inc. (the “Company”) and wish to state that we are not aware of any reasons for such decreases in share price and increases in trading volume other than the potential impact of the policy change for all subscription services on China Mobile’s Monternet platform on the Company’s wireless Internet business as disclosed in the joint announcement dated 7 July 2006 (“Joint Announcement”) issued by the Company and TOM Group Limited.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the Rules Governing the Listing of Securities on The Growth Enterprise Market of The Stock Exchange of Hong Kong Limited (“GEM Listing Rules”), neither is the board of directors of the Company (the “Board”) aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules other than disclosed in the Joint Announcement, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of the Company collectively and individually accept responsibility for the accuracy of this announcement.

By Order of the Board
TOM ONLINE INC.
Pessy Yu
Company Secretary

Hong Kong, 7 July 2006

1

As at the date hereof, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mr. Wu Yun	Mrs. Susan Chow
(Alternate to Mr. Frank Sixt)

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

2